SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR SYSTEMS (1998) LTD. REPORTS FIRST QUARTER 2007 RESULTS

        Rosh Ha’ayin, Israel – May 29, 2007 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net profit of $23 thousand or $0.00 per share for the first quarter of 2007, compared with a net loss of $294 thousand, or $0.00 per share for the first quarter of 2006.

        Revenues for the first quarter of 2007 were $4.1 million, compared with revenues of $2.3 million for the first quarter of 2006, which amounts to a 78% growth.

        Gross profits for the first quarter of 2007 were $1.4 million, compared with gross profits of $0.7 million for the first quarter of the previous year, which amounts to a 100% growth.

        Operating profit for the first quarter of 2007 was $25 thousand, compared with operating loss of $268 thousand for the same period last year.

        BVR’s order backlog at the end of first quarter of 2007 was approximately $21.3 million compared to an order backlog of $13.6 million for the same period last year, which amounts to a 56% growth.

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company’s web site at http://www.bvrsystems.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Ilan Gillies, CEO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	March 31		December 31
	2007	2006	2006
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Assets

Current assets

Cash and cash equivalents	4,139	4,877	3,421
Restricted bank deposits	707	1,266	967
Trade receivables	3,171	2,766	4,383
Other receivables and prepaid expenses	345	242	262
Inventories	2,021	2,098	2,021

Total current assets	10,383	11,249	11,054

Other non-current assets	1,482	474	1,155

Fixed assets

Cost	10,474	10,099	10,379
Less - accumulated depreciation	9,603	9,272	9,514

Fixed assets, net	871	827	865

Other assets, net	195	292	219

Total assets	12,931	12,842	13,293

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	March 31		December 31
	2007	2006	2006
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Liabilities and Shareholders' Equity

Current liabilities

Current maturities of long-term bank loans	-	517	516
Short term loan	120	120	120
Trade payables	1,871	1,361	1,487
Excess of advances from customers over amounts
recognized as revenue	2,667	1,087	2,952
Other payables and accrued expenses	2,664	1,893	2,492

Total current liabilities	7,322	4,978	7,567

Long-term liabilities

Long-term payables	24	487	154
Liability for employee severance benefits, net	153	95	166

Total long-term liabilities	177	582	320

Shareholders' equity

Share capital:
Ordinary shares NIS 1.00 par value 400,000,000 shares authorized as of March 31, 2007 and December 31, 2006 and 200,000,000 shares authorized as of March 31, 2006; 116,863,757 shares issued as of March 31, 2007, December 31, 2006 and March 31, 2006; and 116,863,757 shares outstanding as at March 31,2007 and December 31, 2006 and 116,713,757 shares outstanding as of March 31, 2006	25,861	25,827	25,861
Additional paid-in capital	16,995	16,973	16,992
Accumulated deficit	(37,424)	(35,518)	(37,447)

Total shareholders' equity	5,432	7,282	5,406

Total liabilities and shareholders' equity	12,931	12,842	13,293

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations

	Three months ended		Year ended
	March 31, 2007	March 31, 2006	December 2006
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Revenues:
Sales	3,660	2,141	9,827
Royalties and commissions	423	120	276

Total revenues	4,083	2,261	10,103

Cost of revenues	2,662	1,557	7,866

Gross profit	1,421	704	2,237

Operating expenses:
Research and development	252	76	615
Selling and marketing	539	372	1,430
General and administrative	605	524	2,155

Operating profit (loss)	25	(268)	(1,963)

Financial expenses, net	(2)	(26)	(185)

Profit (loss) before income taxes	23	(294)	(2,148)

Income tax expense	-	-	(75)

Net profit (loss) for the period	23	(294)	(2,223)

Profit (loss) per share:

Basic profit (loss) per share (in US$)	0.00	(0.00)	(0.02)

Diluted profit (loss) per share (in US$)	0.00	(0.00)	(0.02)

Weighted average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of the basic profit (loss) per share	116,864	98,703	112,361

Weighted average number of ordinary shares of nominal
NIS 1.00 par value outstanding (in thousands)
used in calculation of the diluted profit (loss) per share	123,057	98,703	112,361

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: May 29, 2007